Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 28, 2010
Relating to Prospectus Supplement
dated June 11, 2010
Registration No. 333-163206
Message to Stockholders of Hanmi Financial Corporation as of June 7, 2010
Regarding Hanmi Financial Corporation’s Rights Offering
Hanmi Financial Corporation (“Hanmi”) is currently conducting a rights offering. If you were a stockholder as of the close of business on June 7, 2010 you received a subscription right for each share of common stock you owned entitling you to purchase one share of our common stock at a purchase price of $1.20 per share.
If you have difficulty exercising your subscription rights through a brokerage firm, below are some guidelines that may assist you:
1.	If you have a broker-dealer, please consult with your broker-dealer at the brokerage firm.

2.	If you are trading online, please call the customer service department of your online brokerage and ask for the Corporate Action Department or Reorganization Department.

3.	Please inform your broker-dealer or customer representative that you would like to participate in the Hanmi Financial Corporation rights offering. Please make sure to tell your broker or representative that the rights offering is by Hanmi Financial Corporation or HAFC (ticker symbol).

4.	You can participate through a basic subscription and, under certain conditions, andover-subscription.privilege. A basic subscription entitles you to exercise your subscription rights to purchase up to the amount of shares you currently own. You may exercise your basic subscription privilege for some or all of your rights, or you may choose not to exercise your rights at all. If you exercise your basic subscription privilege in full, you will also have an over-subscription privilege to subscribe for any shares that our other rights holders do not purchase under their basic subscription privilege. The subscription price for shares purchased pursuant to the over-subscription privilege will be the same as the subscription price for the basic subscription privilege.

5.	Please ask for instructions from your brokerage firm about how to exercise your rights, including if you may exercise your rights telephonically.

6.	Hanmi’s right offering expires on July 6th, 2010, 5 p.m. EST. However, each brokerage firm may have an earlier deadline to accommodate for processing time. Please ask your brokerage firm when their processing deadline is and make sure to exercise your rights before their deadline.

THIS IS NOT AN OFFER TO SELL THE SECURITIES DESCRIBED HEREIN AND IT IS NOT SOLICITING AN OFFER TO BUY SUCH SECURITIES IN ANY STATE OR JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.
Investment in our common stock is speculative and involves a high degree of risk. You should carefully consider all of the information set forth in Hanmi Financial Corporation’s prospectus supplement and the accompanying prospectus relating to the rights offering, including, but not limited to, the risk factors set forth therein, as well as the other information contained in any documents we incorporate by reference into the prospectus supplement and the accompanying prospectus before exercising your subscription rights or purchasing shares of our common stock in the best efforts public offering. Our Board of Directors is making no recommendation regarding your exercise of the subscription rights. Stockholders who exercise subscription rights risk total loss of their investment.
Hanmi Financial Corporation is issuing the common stock in the rights offering pursuant to a prospectus supplement and accompanying prospectus filed as part of an existing shelf registration statement previously filed with the Securities and Exchange Commission on Form S-3 (File No: 333-164690). The rights offering is being made only by means of a prospectus supplement and accompanying prospectus. Before you invest, prospective investors should read the prospectus supplement and accompanying prospectus in that registration statement and the other documents incorporated by reference therein that Hanmi Financial Corporation has filed with the SEC for more complete information about Hanmi Financial Corporation and the offering. Investors may obtain these documents without charge by visiting the filings of Hanmi Financial Corporation on the SEC website at www.sec.gov or at www.hanmi.com. Alternatively, copies of the prospectus supplement and accompanying prospectus may be obtained from investor relations, Hanmi Financial Corporation, 213-637-4798.
If you have more questions about the rights offering or need additional copies of the rights offering documents, please contact the information agent, Georgeson. Banks and brokers should call (212) 440-9800 and stockholders should call (800) 509-0983.